January 23, 2014

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cecilia Blye, Chief, Office of Global Security Risk

Re:	Foster Wheeler AG
Form 10-K for the Year Ended December 31, 2012
Filed March 1, 2013
File No. 1-31305

Dear Ms. Blye:

Set forth below are responses of Foster Wheeler AG (“Foster Wheeler”, the “Company”, “we”, “our” or “us”) to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 20, 2013 (the “Letter”). For your convenience, this letter sets forth in italics each of the Staff’s comments before the responses thereto.

General

1.

Your website provides a profile of Foster Wheeler Energy Fakop and includes Syria on a map of that company’s worldwide deliveries. In your letter to us dated July 23, 2010, you discussed completion of your business in Sudan and subsequent transactions related to your winding down of business in that country. In addition, from statements on your website and from news articles we are aware that you have joint ventures or other business arrangements with State Oil Company of Azerbaijan, Tupras Turkiye Petrol Rafinerileri AS, Sinopec Wuhan Company, Statoil ASA, Repsol SA and Sasol Synfuels International. We note from these companies’ websites, periodic reports filed with us and/or news articles that each of the companies has oil and gas contacts with Syria, Sudan, and/or Cuba.

Syria, Sudan and Cuba are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about contacts with those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria, Sudan or Cuba since your 2010 letter, whether directly or through subsidiaries, affiliates, joint venture partners, clients or other indirect means. Your response should describe any services, transactions or products you have provided to or received from Syria, Sudan or Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

United States Securities and Exchange Commission January 23, 2014 Page 2

Response:

The Company and its subsidiaries do not have any affiliates, offices, assets, employees or operations in Syria, Sudan or Cuba. We do not sell products or services to Syria, Sudan or Cuba directly or, to the best of our knowledge, indirectly. We do not have any agreements or commercial arrangements with agencies or departments of the governments of Syria, Sudan or Cuba or, to the best of our knowledge, any agreements, commercial arrangements or other contacts with entities that are owned or controlled by agencies or departments of the governments of Syria, Sudan or Cuba.

As discussed in our July 23, 2010 letter to the Staff (the “2010 Letter”), Foster Wheeler adopted a global policy in January 2005 providing that its subsidiaries would not engage in new business with countries that are embargoed or otherwise heavily sanctioned by the United States. Syria, Sudan and Cuba are each covered under this policy. We had no business of any kind with Cuba as of January 2005 and, to the extent any business with Syria or Sudan occurred after that point in time, it involved the winding down of existing business and none of such winding down activity involved our U.S. subsidiaries or our U.S. employees.

In reviewing our global operations since the 2010 Letter, we have been able to identify no business of any kind with Syria, Sudan or Cuba or with any entity owned by the government of any of these countries.

As for our business arrangements with State Oil Company of Azerbaijan, Tupras Turkiye Petrol Rafinerileri AS, Sinopec Wuhan Company, Statoil ASA, Repsol SA and Sasol Synfuels International, none of those business arrangements relate to Syria, Sudan or Cuba. To the degree ties of any kind may exist between our customers and Syria, Sudan or Cuba, it is not feasible for us to track such ties separate and apart from specific projects in which Foster Wheeler may be engaged – and even in that limited area it is often not a simple matter to identify our customers’ ties to Syria, Sudan or Cuba (for example, how customers may choose to source crude oil feedstocks). Foster Wheeler has offices in more than 30 countries and hundreds of global clients. We do not have the ability to monitor all of the country, customer and supplier relationships that our many customers choose to establish – nor do we believe that our shareholders or other stakeholders would expect us to do so.

As for the references in Foster Wheeler Energy Fakop’s on-line profile to deliveries in Syria, these are outdated historical references that we are removing from our website. Foster Wheeler Energy Fakop was involved in one project in Syria in 1968. It has not had any more recent involvement with this country.

2.	Please discuss the materiality of any contacts with Syria, Sudan and Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

Response:

For the reasons set forth above, we do not believe that Foster Wheeler has any material contacts with Syria, Sudan or Cuba. Our corporate policy effectively precludes new business with each of these countries on a global basis. Moreover, our subsidiaries have had no business with Syria, Sudan or Cuba in recent years.

United States Securities and Exchange Commission January 23, 2014 Page 3

As noted above, it is not possible for us to track ties that our customers may have with Syria, Sudan or Cuba on a global basis, separate and apart from specific projects in which Foster Wheeler may be engaged. We are not aware of any state or local sanctions that would impose penalties on a company like Foster Wheeler simply because its subsidiaries have certain customers that in turn have business with Syria, Sudan or Cuba; nor are we aware of any universities, pension funds, or other institutional investors that have adopted divestment policies targeting companies based on the business relationships of their customers.

3.	Please identify for us the clients that represented 10% or more of your consolidated revenues as disclosed on pages 5 and 114.

Response:

We note that Item 101(c)(1)(vii) of Regulation S-K requires disclosure of the name of a customer if sales to the customer equal or exceed 10% of consolidated revenues of the registrant and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole (emphasis added). We advise the Staff that, although sales to the referenced customers exceeded 10% of our consolidated revenues in each of fiscal years 2010, 2011 and 2012, we did not disclose the names of the customers in our Form 10-K filing because we concluded that the loss of such customers would not have a material adverse effect on our business and that of our subsidiaries taken as a whole.

Our operating revenues attributable to a single customer may be significantly affected by flow-through revenues. Flow-through revenues and costs are generated when we purchase materials, equipment or third-party services on behalf of our customer on a reimbursable basis with no profit on the cost of the materials, equipment or third-party services and where we have overall responsibility as the contractor for the engineering specifications and procurement or procurement services for the materials, equipment or third-party services included in flow-through costs. Flow-through revenues and costs do not impact contract profit or net earnings, and therefore the loss of such revenues or costs would not have a material adverse effect on our business and that of our subsidiaries taken as a whole.

As discussed in our May 24, 2013 letter to the Staff, during 2012, one client of our Global E&C Group accounted for approximately 12% of our consolidated operating revenues (inclusive of flow-through revenues); the associated flow-through revenues included in this percentage accounted for approximately 11% of our consolidated operating revenues in 2012. A second client of our Global E&C Group accounted for approximately 26% and 25% of our consolidated operating revenues (inclusive of flow-through revenues) in 2011 and 2010, respectively; however, the associated flow-through revenues included in these percentages accounted for approximately 25% and 23% of our consolidated operating revenues in 2011 and 2010, respectively. No other single client accounted for ten percent or more of our consolidated revenues in 2012, 2011 or 2010. For the avoidance of doubt, business with neither of these clients had anything to do with Syria, Sudan or Cuba.

In future filings, if we have a customer or client that represents 10% or more of our consolidated revenues, and if we conclude that the loss of such customer or client would have a material adverse effect on the Company and its subsidiaries as a whole, then we will disclose the name of the customer or client.

* * * * *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission January 23, 2014 Page 4

I am available at +44 118 913 8775 to discuss these matters with you at your convenience. You may also contact Michelle K. Davies, Executive Vice President and General Counsel, at +44 118 913 8875 to discuss these matters.

Very truly yours,

/s/ Franco Baseotto

Franco Baseotto

Executive Vice President, Chief Financial Officer and Treasurer

cc:	Pamela Long
Jennifer Hardy
Securities and Exchange Commission

Michelle K. Davies
Lisa Z. Wood
Foster Wheeler AG

Richard S. Elliott
Paul, Weiss, Rifkind, Wharton & Garrison LLP